Exhibit (a)(5)(ii)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

MAXINE PHILLIPS,	x :
Plaintiff,	: :	Civil Action No. 20337
:
-against-	:
:
RIBAPHARM INC., DANIEL J. PARACKA,	:
JAMES J. PIECZYNSKI, ROBERTS A. SMITH,	:
ANDRE C. DIMITRIADIS, SANTO J. COSTA,	:
GREGORY F. BORON and	:
ICN PHARMACEUTICALS INC.	:
:
Defendants.	:
:
x

SHAREHOLDER’S CLASS ACTION COMPLAINT

          Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

          1.     This is a stockholders’ class action on behalf of the public stockholders of Ribapharm Inc. (“Ribapharm” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Ribapharm’s common stock by its controlling shareholder, defendant ICN Pharmaceuticals Inc. (“ICN”).

THE PARTIES

          2.     Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

          3.     Defendant Ribapharm is a corporation duly organized and existing under the laws of the State of Delaware.

          4.     Defendant ICN is a corporation duly organized and existing under the laws of Delaware. ICN, owns approximately 80% of the Company’s outstanding common stock.

          5.     Defendant Daniel J. Paracka is Chairman of the Board of directors of the Company.

          6.     Defendants Andre C. Dimitriadis, Roberts A. Smith, Santo J. Costa, James J. Pieczynski and Gregory F. Boron are directors of the Company.

          7.     The defendants named in paragraphs 5 and 6 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Ribapharm and owe them the highest obligations of good faith and fair dealing.

          8.     Defendant ICN, as majority stockholder of Ribapharm, is in a fiduciary relationship with plaintiff and the other public stockholders of Ribapharm and owes them the highest obligations of full and candid disclosure, good faith and fair dealing.

CLASS ACTION ALLEGATIONS

          9.     Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Ribapharm stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

          10.     This action is properly maintainable as a class action.

          11.     The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

          12.     There are questions of law and fact which are common to the Class including, inter alia, the following:

               (a)     whether the defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

               (b)     whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ breaches of their fiduciary.

          13.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

          14.     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

          15.     Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

          16.     On June 2, 2003, it was announced that ICN offered to acquire all of the outstanding shares of Ribapharm, it does not already own, for $5.60 per share of Ribapharm common stock owned by the public shareholders.

          17.     The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Ribapharm’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

          18.     ICN timed its offer to take advantage of the decline in the market price of Ribapharm’s stock. The offer has the effect of capping the market for Ribapharm’s stock to facilitate ICN’s plan to obtain the public interest in Ribapharm as cheaply as possible.

          19.     Given ICN’s control of the Company, it is able to dominate and control Ribapharm’s Board of Directors. Under the circumstances, none of the directors can be expected to protect Ribapharm’s public shareholders in dealings between ICN and the public shareholders, as exemplified by the proposed transaction.

          20.     Because of ICN’s control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for Ribapharm, as the success of any such bid would require the consent and cooperation of ICN.

          21.     Thus, ICN has the power and is exercising its power to enable it to acquire the Company’s public shares and dictate terms which are contrary to the public shareholders’ best interests and do not reflect the fair value of Ribapharm’s stock.

          22.     Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

          23.     The defendants have breached their duty of loyalty to Ribapharm stockholders by using their control of Ribapharm to force plaintiff and the Class to sell their equity interest in Ribapharm at an unfair price, and deprive Ribapharm’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Ribapharm’s public shareholders are properly protected from overreaching. ICN has breached its fiduciary duties by using its knowledge and control for its own benefit.

          24.     The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Ribapharm and that possessed by Ribapharm’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

          25.     Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. declaring this to be a proper class action and certifying plaintiff as Class representative;

          B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

          C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

          D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

          E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

          F. granting such other and further relief as the Court deems appropriate.

Dated: June 2, 2003

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By: /s/ Carmella P. Keener

Suite 1401 919 North Market Street P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP 320 East 39th Street New York, New York 10016 (212) 983-9330